FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Group
Q3 2020
Interim Management Statement

NWM Group                                                                                                 natwest.com/markets

NatWest Markets Group (NWM Group)
Q3 2020 Interim Management Statement

Supporting customers and colleagues through the impacts of Covid-19
Throughout the pandemic NWM Group has continued to serve customers and support colleagues, whilst progressing to reshape the business for the future in line with the refocused strategy announced in February.

During prolonged uncertain market conditions, the business has actively engaged with customers on their financing, liquidity and risk management needs and supported them on a number of significant transactions to help build long term sustainable value.

Careful risk management has been essential during the crisis and balance sheet, capital and liquidity metrics remained strong at 30 September 2020 in the face of significant continued uncertainty, with a continued focus on the safety and soundness of the business in response to Covid-19. During Q3 2020, scenario planning for a worsening situation has been further developed across NatWest Group and findings have been incorporated into the existing business continuity plans for NWM Group's critical services.

Progress on strategic change
During Q3 2020, NWM Group made further progress on reshaping the business for the future, creating greater alignment with NatWest Group customers as well as refining products and services offered. As part of NatWest Group's environmental, social and governance (ESG) ambitions, which include supporting the necessary transition to a low carbon economy, NWM Group lead-managed £12.3 billion of ESG-related capital markets financing during the quarter, bringing the total for the year to date to £32.2 billion.

The front office operating model was reorganised in Q3 2020 to increase focus on NatWest Group's customers and some customer facing roles and functional teams were transferred to NatWest Holdings Limited to simplify the operating model and leverage shared resources and expertise to act as one bank for customers. A Capital Management Unit was also established to safely manage the capital reduction and optimisation.

Further refinements to the product suite were communicated, to focus resources on developing product capability in the areas that matter most to NatWest Group's customers including Fixed Income, Currencies and Capital Markets. This included exiting Distressed and Emerging Markets Credit trading and making changes to simplify the Rates business.

In line with the strategy announced in February, NWM Group has continued to reduce RWAs, particularly within counterparty credit and market risk. The business is on track to meet its targets for a reduction in NatWest Markets Plc's (NWM Plc) RWAs of £14-18 billion over the medium term, with the majority of this reduction intended to be achieved by the end of 2021.

Financial review
NWM Group reported a profit of £35 million for Q3 2020, compared with a loss of £137 million in Q2 2020 and a loss of £20 million in Q3 2019. Total income was £275 million in Q3 2020 as market activity and levels of primary issuance eased compared with the first half of the year. Operating expenses of £264 million reflected progress on cost reduction following the strategic announcement in February 2020.

Income and costs
●
Income excluding asset disposals/strategic risk reduction and own credit adjustments decreased to £321 million in Q3 2020, from £434 million in Q2 2020, driven by lower levels of market activity and primary issuance which eased relative to the prior quarter. However, this was a significant increase compared to £117 million in Q3 2019, a period that included elevated hedging costs. Own credit adjustments of £(34) million in Q3 2020 (Q2 2020 - £(102) million, Q3 2019 - £(11) million) reflected the tightening of credit spreads. Asset disposals/strategic risk reduction losses of £12 million in Q3 2020 were lower than £63 million in Q2 2020 which included a single significant transaction. Total income was £275 million in Q3 2020, compared with £269 million in Q2 2020 and £106 million in Q3 2019.

●
Operating expenses of £264 million in Q3 2020 were down £95 million from £359 million in Q2 2020, mainly due to a reduction in strategic costs and other operating expenses following the strategic announcement in February 2020. However, operating expenses were up by £82 million compared with £182 million in Q3 2019, mainly due to the one-off nature of the reimbursement under indemnification agreements in that period, partially offset by cost reductions.

Financial review Balance sheet, capital and RWAs
●
NWM Group's total assets and liabilities increased by £20.2 billion and £20.3 billion to £286.3 billion and £276.5 billion respectively at 30 September 2020, compared with 31 December 2019. The increases primarily reflect derivative fair values, following a downward shift in interest rate yields and weaker sterling.

●
NWM Group sold 21% of its Saudi British Bank (SABB) equity holding during Q3 2020. The remaining balance sheet position at 30 September 2020 is £349 million (30 June 2020 - £416 million, 31 December 2019 - £595 million), a £67 million reduction from 30 June 2020 as the impact of the share sale was partially offset by an increase in the share price.

●
Total NWM Plc RWAs were £28.2 billion at 30 September 2020, compared with £32.8 billion at 30 June 2020 and £35.2 billion at 31 December 2019. The decrease reflected lower levels of credit, counterparty credit and market risk which have trended downwards as the business seeks to reduce RWAs including through the execution of capital optimisation actions and exit activity. Additionally, RWA levels were favourably impacted by market volatility having stabilised in Q2 and Q3 2020.

●
NWM Plc's Common Equity Tier 1 (CET1) ratio increased to 22.3% at 30 September 2020, from 18.9% at 30 June 2020 and 17.3% at 31 December 2019, principally reflecting reserve movements in the period and the reduction in RWAs.

●	The total regulatory capital and CRR-compliant MREL for NWM Plc at 30 September 2020 was £14.0 billion, or 49.6% of RWAs.

NWM Group business review
The table below sets out the performance key metrics and ratios.
	30 September	30 June	31 December
Performance key metrics and ratios (1)	2020	2020	2019
Liquidity coverage ratio (LCR) (%) (2)	302	258	254
Liquidity portfolio (£bn) (2)	19.7	21.6	16.1
Total wholesale funding (£bn) (3)	22.5	23.5	21.9
Total funding including repo (£bn)	83.0	91.2	85.0

Common Equity Tier 1 (CET1) ratio (%)	22.3	18.9	17.3
CRR leverage ratio (%)	5.4	5.3	5.1
Risk-weighted assets (RWAs) (£bn)	28.2	32.8	35.2
Total Capital ratio (%)	30.9	26.5	24.2
Total CRR-compliant MREL (£bn) (4)	14.0	14.1	13.5
Total MREL ratio (%)	49.6	43.0	38.4
Notes:
(1)	Capital, leverage and RWAs are based on PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	This metric has been presented for NWM Plc as it is monitored and reported for regulatory purposes.
(3)	Excluding derivative cash collateral, customer deposits, repo and intra-NatWest Group balances.
(4)	Includes senior internal debt instruments issued to NatWest Group plc with a regulatory value of £5.1 billion (31 December 2019 - £4.9 billion).

The impact of Covid-19
Serving customers and business resilience
●	NWM Group has continued to focus on customers during the crisis, supporting financing programmes and providing thematic advice.
●
NWM Group continues to work closely with NatWest Group's Commercial Banking business to support customers' access to the Covid-19 Corporate Financing Facility (CCFF). As at 30 September 2020, NWM Group had arranged gross CCFF issuance of £8.8 billion and facilitated customer access to combined issuance limits of £22.3 billion. NWM Group has worked with 121 customers to explore the facility, utilising strong specialist expertise across the bank to support customers through this ongoing period of uncertainty.

●
Robust business continuity plans ensured that NWM Group was able to continue to support customers and protect employees, with the vast majority of the workforce continuing to work remotely in Q3 2020. In line with guidance from public health authorities in the various regions where NWM Group operates, a small proportion of employees have returned to the workplace, primarily those in regulated roles and key oversight functions.

Financial review
The impact of Covid-19 continued
Capital, funding and liquidity
●
NWM Plc RWAs decreased to £28.2 billion (30 June 2020 - £32.8 billion, 31 December 2019 - £35.2 billion), reflecting lower levels of credit, counterparty credit and market risk which have trended downwards as the business seeks to reduce RWAs including through the execution of capital optimisation actions and exit activity. Additionally, RWA levels were favourably impacted by market volatility having stabilised in Q2 and Q3 2020. Operational risk RWAs reduced following the annual re-calculation.

●
Market risk Value-at-risk (VaR) model capital multiplier - Earlier in the year, exceptional levels of market volatility due to the pandemic resulted in an increase in VaR model back-testing exceptions across the industry, including in NWM Plc. As a result, the PRA announced a temporary approach to mitigate this impact. Under the PRA temporary approach, capital multiplier increases due to new back-testing exceptions that resulted in an increase in capital requirements could be offset through a commensurate reduction in RNIV capital requirements. This approach resulted in a RWA benefit for NWM Plc of approximately £1.3 billion at 30 September 2020. The PRA temporary approach will cease to apply from 1 October 2020, and be replaced by the measures announced in the CRR Covid-19 amendment whereby back-testing exceptions due to exceptional levels of market volatility due to Covid-19 can be excluded from the capital multiplier. NWM Plc has applied to the PRA for approval to use these measures.

●
NWM Group remained well-capitalised, with a NWM Plc CET1 ratio of 22.3%, within guidance of above 15%. The liquidity position was also strong, with NWM Plc's liquidity portfolio of £19.7 billion and LCR of 302%.

●	Capital, funding and liquidity remained closely monitored, with increased tracking and scenario analysis to ensure balance sheet strength.
●
The NWM Plc senior funding programme for 2020 was largely complete at 30 September 2020, given the benchmark transactions and private placements completed earlier in the year and the ongoing risk reduction. As a result, full year term senior unsecured issuance is likely to be below the previous guidance of £3-5 billion.

Fair value
●
Valuation reserves, comprising of credit valuation adjustments (CVA), funding valuation adjustments (FVA), bid-offer and product and deal specific reserves decreased to £854 million at 30 September 2020 (30 June 2020 - £912 million) due to reductions in CVA, FVA and bid-offer reserves.

●
CVA reserves decreased to £408 million at 30 September 2020 (30 June 2020 - £442 million) whilst FVA reserves decreased to £146 million (30 June 2020 - £162 million) and bid-offer reserves decreased to £116 million (30 June 2020 - £128 million).

Risk
●	During Q3 2020, risk management initiatives have continued to focus on the safety and soundness of the business in response to Covid-19.
●
Covid-19 related risks are in the final stages of being integrated into standard management and governance processes, following the establishment of the Covid-19 risk register earlier in 2020 to track all key risks and risk acceptance decisions, together with regular analysis of the impact of Covid-19 on NWM Group's risk profile.

●
NatWest Group-wide Covid-19 scenario planning for a worsening situation continued to develop during Q3 2020 and findings have been used to supplement the existing business continuity plans for NWM Group's critical services.

●	Working practices and processes have been adjusted in some areas in light of new working from home arrangements which will remain in place for the majority of employees until at least early 2021.
●
Whilst Covid-19 has impacted NWM Group's business, overall it has demonstrated that NWM Group has a strong ability to respond to a major disruption event. Nevertheless the possible future risk remains heightened as NWM Group prolongs the period that staff continue to work from home and as the business faces the economic impacts of the crisis.

●
Internal traded VaR for NWM Group was £22.2 million at peak and £15.7 million average during Q3 2020 (Q2 2020 - £25.7 million and £18.8 million respectively). Stressed VaR was £98.2 million at peak and £76.2 million on an average basis (Q2 2020 - £158.9 million and £106.0 million respectively).

Impairments
●
The impairment release for Q3 2020 was £3.0 million, mainly due to IFRS 9 Stage 2 releases of £8.0 million following probability of default improvements that triggered movements into Stage 1, as well as reductions in exposures to certain counterparties. This was partially offset by impairment charges in Stage 1 of £1.9 million and Stage 3 of £1.6 million and certain other movements.

●	The overall impairment charge for the nine months ended 30 September 2020 was £42.0 million.

Outlook (1)
We retain the medium term target capital metrics, including RWA reduction, as set out in NWM Group's 2019 Annual Report and Accounts. NWM Group is now intending to achieve the majority of the expected medium term RWA reduction in NWM Plc by the end of 2021, while managing the associated income disposal losses to around £0.6 billion over the two years. Full year 2020 term senior issuance is likely to be below the previous guidance of £3-5 billion, given successful transactions completed earlier in the year and the ongoing risk reduction.

Note:
(1)
The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the "Risk Factors" section on pages 48-49 of NWM Group's 2020 Interim Results, pages 13-14 of NWM Group's 2020 Q1 IMS and pages 143-156 of NWM Group's 2019 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
The segmental analysis of key income statement lines for the quarter ended 30 September 2020 is set out below.
	Q3 2020			Q2 2020			Q3 2019
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(20)	2	(18)	4	-	4	(55)	1	(54)
Non-interest income	256	37	293	265	-	265	178	(18)	160
Total income	236	39	275	269	-	269	123	(17)	106
Strategic costs	(59)	27	(32)	(75)	(5)	(80)	(48)	(5)	(53)
Litigation and conduct costs	(2)	(12)	(14)	-	(9)	(9)	(7)	145	138
Other operating expenses	(224)	6	(218)	(285)	15	(270)	(271)	4	(267)
Operating expenses	(285)	21	(264)	(360)	1	(359)	(326)	144	(182)
Operating (loss)/profit before impairments	(49)	60	11	(91)	1	(90)	(203)	127	(76)
Impairment releases/(losses)	2	1	3	(45)	(5)	(50)	5	(2)	3
Operating (loss)/profit before tax	(47)	61	14	(136)	(4)	(140)	(198)	125	(73)
Tax credit			21			3			53
Profit/(loss) for the period			35			(137)			(20)

Income
Fixed Income (1,2)	125	-	125	226	-	226	(20)	-	(20)
Currencies (2)	126	-	126	142	-	142	118	-	118
Capital Markets (1,2)	75	-	75	131	-	131	96	-	96
Capital Management Unit & other (2,3)	1	39	40	(17)	-	(17)	(9)	(17)	(26)
Revenue share paid to other NatWest Group segments	(45)	-	(45)	(48)		(48)	(51)	-	(51)
Income excluding Asset disposals and OCA	282	39	321	434	-	434	134	(17)	117
Asset disposals/Strategic risk reduction (4)	(12)	-	(12)	(63)	-	(63)	-	-	-
Own credit adjustments (OCA) (5)	(34)	-	(34)	(102)	-	(102)	(11)	-	(11)
Total income	236	39	275	269	-	269	123	(17)	106

Notes:
(1)   Fixed income comprises Rates and Credit trading. Rates income of £107 million (Q2 2020 - £175 million, Q3 2019 - £(35) million) was previously presented as a separate business in prior NWM Group results publications.  Credit trading and Capital Markets were previously reported as Financing.
(2)   Income of £3 million, £1 million and £12 million relating to business previously within Fixed Income, Currencies and Capital Markets respectively has been reallocated to Capital Management Unit in Q3 2020. Comparatives have not been restated. The equivalent amounts were £(1) million, £1 million and £14 million in Q2 2020 and £(12) million, nil and £7 million in Q3 2019.
(3)   Capital Management Unit was set up in Q3 2020 to manage the capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets.
(4)   Asset disposals/Strategic risk reduction in 2020 relates to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Capital Management Unit & other in the table above. Refer to further information on page 13.
(5)   Refer to further information on page 13. OCA gains and losses can be material and vary substantially from period to period based on NWM Group's estimation of counterparty views of NWM Group's creditworthiness. Any such gain or loss is not taken into account in the definition of regulatory capital.

●
Operating profit before tax was £14 million in Q3 2020 compared with losses of £140 million and £73 million in Q2 2020 and Q3 2019 respectively.  Total income of £275 million was up slightly compared to £269 million in Q2 2020, despite lower levels of market activity and primary issuance compared to the prior quarter, but was offset by reduced asset disposal losses and own credit adjustments. However, income was significantly higher than Q3 2019, a period that included elevated hedging costs. Operating expenses of £264 million in Q3 2020 were lower compared with £359 million in Q2 2020, mainly reflecting cost reductions in NatWest Markets, but increased relative to £182 million in Q3 2019 due to the non-repeat of reimbursement under indemnification agreements.

●	Net interest income was a net expense of £18 million in Q3 2020 compared with net income of £4 million in Q2 2020 and net expense of £54 million Q3 2019.
●
Non-interest income of £293 million increased by £28 million compared with £265 million in Q2 2020 despite market activity and primary issuance levels having eased, but was offset by lower asset disposals and own credit adjustments. Non-interest income was significantly higher than Q3 2019 (£160 million), a period that included elevated hedging costs.

●
Operating expenses were £264 million in Q3 2020, compared with £359 million in Q2 2020 and £182 million in Q3 2019.  Strategic costs reduced to £32 million, compared with £80 million in Q2 2020 and £53 million in Q3 2019. Litigation and conduct costs were £14 million in Q3 2020, compared with £9 million in Q2 2020 and a credit of £138 million in Q3 2019 which included reimbursement under indemnification agreements. Other operating expenses reduced to £218 million in Q3 2020 from £270 million in Q2 2020 and £267 million in Q3 2019, reflecting cost reductions following the strategic announcements in February 2020.

●
Impairment releases were £3 million in Q3 2020 (Q2 2020 - £50 million loss; Q3 2019 - £3 million release), largely driven by an improvement in IFRS 9 probabilities of default, resulting in certain exposures having moved from Stage 2 to Stage 1.

●
NatWest Markets operating loss before tax was £47 million compared with losses of £136 million and £198 million in Q2 2020 and Q3 2019 respectively. Income excluding asset disposals and own credit adjustments of £282 million was down compared with Q2 2020 mainly due to lower levels of market activity and primary issuance, but increased compared with Q3 2019 which included elevated hedging costs, particularly within Fixed Income. Asset disposal losses of £12 million were down compared with £63 million in the prior quarter, and own credit adjustments of (£34) million in Q3 2020 reflected the tightening of spreads. Operating expenses of £285 million in Q3 2020 were lower than £360 million in Q2 2020 and £326 million in Q3 2019 reflecting cost reductions following the strategic announcement in February 2020.

●
Central items & other operating profit before tax was £61 million, with income largely relating to the transfer of a service subsidiary to NatWest Holdings Limited as well as to various expense credits. This compared with a £4 million loss in Q2 2020 and an operating profit of £125 million in Q3 2019, a period that included reimbursement under indemnification agreements and certain one-off cost recoveries.

Financial review
The segmental analysis of key income statement lines for the nine months ended 30 September 2020 is set out below.
	Nine months ended
	30 September 2020			30 September 2019
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(59)	2	(57)	(171)	10	(161)
Non-interest income	1,104	37	1,141	751	22	773
Total income	1,045	39	1,084	580	32	612
Strategic costs	(164)	20	(144)	(93)	(5)	(98)
Litigation and conduct costs	(4)	(123)	(127)	(3)	157	154
Other operating expenses	(834)	27	(807)	(819)	170	(649)
Operating expenses	(1,002)	(76)	(1,078)	(915)	322	(593)
Operating profit/(loss) before impairments	43	(37)	6	(335)	354	19
Impairment (losses)/releases	(38)	(4)	(42)	39	-	39
Operating profit/(loss) before tax	5	(41)	(36)	(296)	354	58
Tax (charge)/ credit			(58)			127
(Loss)/profit for the period			(94)			185

Income
Fixed Income (1,2)	528	-	528	323	-	323
Currencies (2)	462	-	462	343	-	343
Capital Markets (1,2)	294	-	294	276	-	276
Capital Management Unit & other (2,3)	(43)	39	(4)	(152)	32	(120)
Revenue share paid to other NatWest Group segments	(140)	-	(140)	(152)	-	(152)
Income excluding Asset disposals and OCA	1,101	39	1,140	638	32	670
Asset disposals/Strategic risk reduction (4)	(75)	-	(75)	-	-	-
Own credit adjustments (OCA)	19	-	19	(58)	-	(58)
Total income	1,045	39	1,084	580	32	612

Notes:
(1)   Fixed income comprises Rates and Credit trading. Rates income of £558 million (nine months ended 30 September 2019 - £291 million) was previously presented as a separate business in prior NWM Group results publications.  Credit trading and Capital Markets were previously reported as Financing.
(2)   Income of £3 million, £1 million and £12 million relating to business previously within Fixed Income, Currencies and Capital Markets respectively has been reallocated to Capital Management Unit in the nine months ended 30 September 2020. Comparatives have not been restated. The equivalent amounts were £(1) million, nil and £36 million in the nine months ended 30 September 2019.
(3)   Capital Management Unit was set up in Q3 2020 to manage the capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets.
(4)   Asset disposals/Strategic risk reduction in 2020 relates to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Capital Management Unit & Other in the table above. Refer to further information on page 13.

●
Operating loss before tax was £36 million for the nine months ended 30 September 2020, compared with an operating profit of £58 million for the nine months ended 30 September 2019. Total income was up by £472 million to £1,084 million, driven by increased levels of customer activity as the market reacted to the Covid-19 pandemic, although these levels eased in the third quarter. Operating expenses of £1,078 million were higher relative to the comparative period, reflecting increased strategic costs and litigation and conduct costs as well as the non-repeat of reimbursement under indemnification agreements and certain one-off cost recoveries in the nine months ended 30 September 2019.

●	Net interest income was a net expense of £57 million for the nine months ended 30 September 2020 compared with £161 million net expense in the comparative period.
●
Non-interest income of £1,141 million increased by £368 million driven by strong customer activity in response to the Covid-19 crisis, although market activity and primary issuance levels eased in the third quarter. This compared with £773 million for the nine months ended 30 September 2019, which included challenging trading conditions and elevated hedging costs, most notably within Fixed Income. Asset disposals/strategic risk reduction was a £75 million loss for the period, following the strategic announcements in February 2020. Own credit adjustments were £19 million for the nine months ended 30 September 2020 (nine months ended 30 September 2019 - £(58) million) reflecting the widening of spreads.

●
Operating expenses were £1,078 million for the nine months ended 30 September 2020, an increase of £485 million relative to the comparative period. Strategic costs increased £46 million to £144 million. Litigation and conduct costs of £127 million for the nine months ended 30 September 2020 were primarily related to historical trading activities of a joint venture subsidiary, whereas the prior year credit of £154 million largely reflected reimbursement under indemnification agreements. Other operating expenses increased to £807 million (nine months ended 30 September 2019 - £649 million) due to the non-repeat of certain one-off cost recoveries.

●
Impairment losses were £42 million for the nine months ended 30 September 2020, largely due to the impact of expected credit losses recognised following the Covid-19 pandemic, compared with a release of £39 million in the prior period.

●
NatWest Markets operating profit before tax was £5 million compared with a loss of £296 million for the nine months ended 30 September 2019. Income excluding asset disposals and own credit adjustments was £1,101 million (nine months ended 30 September 2019 - £638 million) driven by strong customer activity in response to the Covid-19 crisis, although market activity and primary issuance levels eased in the third quarter. Operating expenses were up by £87 million to £1,002 million, mainly reflecting increased strategic costs.

●
Central items & other operating loss before tax was £41 million, compared with a £354 million operating profit for the nine months ended 30 September 2019. This was largely driven by litigation and conduct costs partially offset by income relating to the transfer of a service subsidiary to NatWest Holdings Limited and various expense credits. The nine months ended 30 September 2019 included certain one-off cost recoveries and reimbursement under indemnification agreements.

Financial review
The segmental analysis of key balance sheet lines for NWM Group is set out below. Commentary refers to the table below as well as the consolidated balance sheet on page 8 for the period 30 September 2020 compared with 31 December 2019.

	30 September 2020			30 June 2020			31 December 2019
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	123.1	-	123.1	124.8	-	124.8	117.4	-	117.4
Derivative assets	163.2	-	163.2	182.3	-	182.3	148.7	-	148.7
Total assets	286.3	-	286.3	307.1	-	307.1	266.1	-	266.1

Liabilities excl. derivatives	119.0	-	119.0	120.5	-	120.5	112.1		112.1
Derivative liabilities	157.5	-	157.5	176.7	-	176.7	144.1	-	144.1
Total liabilities	276.5	-	276.5	297.2	-	297.2	256.2	-	256.2
●

Total assets and liabilities increased by £20.2 billion and £20.3 billion to £286.3 billion and £276.5 billion respectively at 30 September 2020, compared with £266.1 billion and £256.2 billion at 31 December 2019. Funded assets, which exclude derivatives, increased by £5.7 billion to £123.1 billion.

●
Cash and balances at central banks increased by £4.0 billion to £16.7 billion, compared with £12.7 billion at 31 December 2019, reflecting surplus liquidity following a reduction in trading assets at 30 September 2020.

●
Trading assets were down by £5.9 billion to £70.6 billion at 30 September 2020 driven by a reduction in reverse repos as positions continued to be managed within limits, partially offset by an increase in derivative cash collateral posted. Trading liabilities decreased by £0.9 billion to £73.0 billion as reductions in repurchase agreements were partially offset by increases in derivative cash collateral received at 30 September 2020.

●
Derivative assets and derivative liabilities were up £14.5 billion to £163.2 billion and £13.4 billion to £157.5 billion respectively at 30 September 2020. The movements in mark-to-market were driven by a downward shift in interest rate yields, together with sterling having weakened against major currencies since year end 2019.

●
Settlement balance assets and liabilities were up £6.6 billion and £5.8 billion to £10.9 billion and £9.8 billion respectively, due to increased trading compared with the seasonally lower levels of customer activity leading up to 31 December 2019.

●
Loans to customers - amortised cost were up £1.7 billion to £10.1 billion, reflecting new corporate lending and draw downs on existing facilities, as well as increased margin balances with exchanges and clearing houses following market volatility.

●
Other financial assets, which include non-trading government debt securities of £6.0 billion, decreased to £11.2 billion at 30 September 2020. Other financial liabilities increased to £19.0 billion (31 December 2019 - £18.4 billion) and includes £13.4 billion of medium term notes issued.

●	Owners' equity was broadly unchanged at £9.9 billion (31 December 2019 - £9.9 billion).

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	30 September	30 June	31 December
	2020	2020	2019
Capital adequacy ratios	%	%	%
CET1	22.3	18.9	17.3
Tier 1	25.5	21.7	19.9
Total	30.9	26.5	24.2

Capital (1)	£m	£m	£m
CET1	6,293	6,203	6,097
Tier 1	7,189	7,110	7,003
Total	8,715	8,687	8,501

Risk-weighted assets
Credit risk	8,581	9,092	9,825
Counterparty credit risk	9,133	11,134	11,060
Market risk	8,075	10,153	11,229
Operational risk	2,382	2,382	3,039
Total RWAs	28,171	32,761	35,153

Leverage (2)
CRR leverage exposure (£m) (3)	133,177	133,897	136,505
Tier 1 capital (£m)	7,189	7,110	7,003
CRR leverage ratio (%)	5.4	5.3	5.1
Notes:
(1)   CRR for UK banks set by the PRA is 10.5% minimum total capital ratio (excluding Pillar 2 requirement), with a minimum CET1 ratio of 7.0%.
(2)   Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)   CRR leverage exposure at 30 September 2020 and 30 June 2020 includes netting of regular way deals pending settlement in line with CRR amendments that came into effect in June 2020. Prior periods have not been restated.

Condensed consolidated income statement for the period ended 30 September 2020 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Interest receivable	428	496	152	124	218
Interest payable	(485)	(657)	(170)	(120)	(272)
Net interest income	(57)	(161)	(18)	4	(54)
Fees and commissions receivable	411	263	134	185	82
Fees and commissions payable	(348)	(280)	(146)	(126)	(95)
Income from trading activities	1,026	721	250	177	178
Other operating income	52	69	55	29	(5)
Non-interest income	1,141	773	293	265	160
Total income	1,084	612	275	269	106
Operating expenses	(1,078)	(593)	(264)	(359)	(182)
Profit/(loss) before impairment (losses)/releases	6	19	11	(90)	(76)
Impairment (losses)/releases	(42)	39	3	(50)	3
Operating (loss)/profit before tax	(36)	58	14	(140)	(73)
Tax (charge)/credit	(58)	127	21	3	53
(Loss)/profit for the period	(94)	185	35	(137)	(20)

Attributable to:
Ordinary shareholders	(79)	140	17	(150)	(35)
Paid-in equity holders	51	45	17	17	15
Non-controlling interests	(66)	-	1	(4)	-
	(94)	185	35	(137)	(20)

Condensed consolidated statement of comprehensive income for the period ended 30 September 2020 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(94)	185	35	(137)	(20)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(3)	-	-	(1)	-
Profit/(loss) on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	20	(50)	(63)	(105)	(11)
FVOCI financial assets	(152)	(180)	24	48	(175)
Tax	17	23	14	23	(8)
	(118)	(207)	(25)	(35)	(194)
Items that do qualify for reclassification
FVOCI financial assets	(7)	(2)	11	(7)	(7)
Cash flow hedges	132	116	(22)	31	63
Currency translation	174	105	(84)	57	21
Tax	(38)	(26)	4	(4)	(14)
	261	193	(91)	77	63
Other comprehensive income/(loss) after tax	143	(14)	(116)	42	(131)
Total comprehensive income/(loss) for the period	49	171	(81)	(95)	(151)

Attributable to:
Ordinary shareholders	49	125	(100)	(109)	(166)
Paid-in equity holders	51	45	17	17	15
Non-controlling interests	(51)	1	2	(3)	-
	49	171	(81)	(95)	(151)

Condensed consolidated balance sheet as at 30 September 2020 (unaudited)

	30 September	31 December
	2020	2019
	£m	£m

Assets
Cash and balances at central banks	16,692	12,729
Trading assets	70,602	76,540
Derivatives	163,221	148,696
Settlement balances	10,946	4,339
Loans to banks - amortised cost	1,210	1,088
Loans to customers - amortised cost	10,054	8,361
Amounts due from holding company and fellow subsidiaries	1,719	1,231
Other financial assets	11,215	12,305
Other assets	631	847
Total assets	286,290	266,136

Liabilities
Bank deposits	2,425	2,089
Customer deposits	4,725	3,703
Amounts due to holding company and fellow subsidiaries	8,725	8,300
Settlement balances	9,839	4,022
Trading liabilities	72,952	73,836
Derivatives	157,499	144,142
Other financial liabilities	18,972	18,445
Other liabilities	1,327	1,689
Total liabilities	276,464	256,226

Equity
Owners' equity	9,874	9,907
Non-controlling interests	(48)	3
Total equity	9,826	9,910
Total liabilities and equity	286,290	266,136

Condensed consolidated statement of changes in equity for the period ended 30 September 2020 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	2,159	904	6,764	80	9,907	3	9,910
Loss attributable to ordinary shareholders
and paid-in equity holders	-	-	(28)	-	(28)	(66)	(94)
Other comprehensive income
- Realised losses in period on FVOCI
equity shares (1)	-	-	(65)	65	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	(3)	-	(3)	-	(3)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	20	-	20	-	20
- Other amounts recognised in equity	-	-	-	84	84	15	99
- Amount transferred from equity to earnings	-	-	-	71	71	-	71
- Recycled to profit or loss on disposal of business	-	-	-	(23)	(23)	-	(23)
- Tax	-	-	18	(39)	(21)	-	(21)
Paid-in equity dividends paid	-	-	(51)	-	(51)	-	(51)
Distribution	-	-	(40)	-	(40)	-	(40)
Capital contribution	-	-	22	-	22	-	22
Share-based payments	-	-	(64)	-	(64)	-	(64)
At 30 September 2020	2,159	904	6,573	238	9,874	(48)	9,826

						30 September
							2020
Attributable to:							£m
Ordinary shareholders							8,970
Paid-in equity holders							904
Non-controlling interests							(48)
							9,826
*Other reserves consist of:
FVOCI reserve							(228)
Cash flow hedging reserve							230
Foreign exchange reserve							236
							238

Note:
(1)   The loss was a result of the sale of Saudi British Bank shares in September 2020.

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Markets Plc's 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWM Group's forecasts, projections, the potential impact of Covid-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2020 have been prepared on a going concern basis.

2. Accounting policies
NWM Group's principal accounting policies are as set out on pages 83 to 87 of NatWest Markets Plc's 2019 Annual Report and Accounts and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020
Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business
The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with our current accounting policy and therefore did not affect the financial statements.

Definition of material - Amendments to IAS 1 - Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of 'material' and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NWM Group's definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase 1 amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020 with early application permitted. NWM Group early adopted these amendments for the annual period ending on 31 December 2019.

Interest Rate Benchmark Reform (IBOR reform) Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Phase 2 of the IASB's IBOR project addresses the wider accounting issues arising from the IBOR reform. This was published in August 2020 and is awaiting endorsement. The amendments are effective for annual reporting periods beginning on or after 1 January 2021 with early application permitted. NWM Group intends to early adopt Phase 2 of the standard once endorsed. The IBOR transition program remains on-track and key milestones have been met. Conversion from LIBOR to alternative risk-free rates (RFRs) is expected to increase as RFR-based products become more widely available and key market-driven conversion events occur.

Amendment to IFRS effective 1 June 2020
Covid-19 amendments on lease modifications - Amendments to IFRS 16 - Leases (IFRS 16)
The IASB published 'amendments to IFRS 16 covering Covid-19-Related Rent Concessions'. These provide lessees with an exemption from assessing whether a Covid-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NatWest Markets Group's financial statements is immaterial and will be adopted from 1 January 2021.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group's financial condition are those relating to provisions for liabilities and charges, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 87 of the NatWest Markets Plc's 2019 Annual Report and Accounts. Estimation uncertainty has been affected by the Covid-19 pandemic during the first three quarters of 2020. Management's consideration of this source of uncertainty is outlined in the relevant sections of this Interim Management Statement (as applicable), including the ECL estimate for the period in the Capital and Risk Management section contained in the NWM Group Interim Results 2020.

Notes
2. Accounting policies continued
Information used for significant estimates
The Covid-19 pandemic has continued to cause significant economic and social disruption during the quarter ended 30 September 2020. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios.  Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Refer to further information under 'The impact of Covid-19' section in this Interim Management Statement. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods (refer to the risk factors in the NWM Group's 2019 Annual Report and Accounts and the summary risk factors contained in NWM Group's Q1 2020 Interim Management Statement and NWM Group's Interim Results 2020).

Tax charge
The tax charge is mainly attributable to non-deductible regulatory matters, a decrease in the carrying value of deferred tax assets in respect of losses and the UK Government decision to reverse the previously enacted reduction in the UK tax rate change.

3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 September	31 December
	2020	2019
Assets	£m	£m
Loans
- Reverse repos	16,985	24,095
- Collateral given	21,729	20,467
- Other loans	1,990	1,854
Total loans	40,704	46,416
Securities
Central and local government
- UK	5,580	4,897
- US	4,671	5,458
- other	16,492	14,902
Financial institutions and Corporate	3,155	4,867
Total securities	29,898	30,124
Total	70,602	76,540

Liabilities
Deposits
- Repos	20,906	27,885
- Collateral received	23,667	21,506
- Other deposits	1,995	1,496
Total deposits	46,568	50,887
Debt securities in issue	1,779	1,762
Short positions	24,605	21,187
Total	72,952	73,836

4. Other financial liabilities
	30 September	31 December
	2020	2019
	£m	£m
Customer deposits
- designated as at fair value through profit or loss	713	-
Debt securities in issue
- designated as at fair value through profit or loss	1,713	2,256
- amortised cost	15,447	15,053
Subordinated liabilities
- designated as at fair value through profit or loss	770	724
- amortised cost	329	412
Total	18,972	18,445

Notes
5. Amounts due to holding company and fellow subsidiaries
	30 September	31 December
	2020	2019
Liabilities	£m	£m
Bank and customer deposits
- held-for-trading	561	491
- amortised cost	437	498
CRR-compliant internal MREL instruments issued to NatWest Group plc	5,382	5,120
Subordinated liabilities
- amortised cost	2,131	2,020
Other liabilities	214	171
Total	8,725	8,300

6. Litigation, investigations and reviews
NWM Group's 2020 Interim Results, issued on 31 July 2020, included disclosures about NWM Group's litigation, investigations and reviews in Note 12. Set out below are the material developments in those matters since the 2020 Interim Results were published.

Litigation
Residential mortgage-backed securities litigation in the US
In September 2020, NatWest Markets Securities Inc. (NWMSI) settled residential mortgage-backed securities (RMBS) claims by the Federal Home Loan Bank of Seattle. The settlement amount, which has been paid, was covered by an existing provision.

In September 2020, a complaint was served on NWMSI by the State of New Mexico, which claims, in a case pending in state court in New Mexico, that certain New Mexico state agencies suffered US$119 million in damages resulting from misrepresentations concerning RMBS they purchased from NWMSI and six other banks primarily from 2005-2007.

London Interbank Offered Rate (LIBOR) and other rates litigation
On 18 August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and National Westminster Bank Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments.

EUA trading litigation
Following judgment against NWM Plc in March 2020, the High Court on 2 October 2020 quantified damages against NWM Plc at £45 million plus interest and costs, and permitted it to appeal to the Court of Appeal.

Investigations and reviews
US investigations relating to fixed-income securities
In September 2020, NWM Group reached a settlement in principle, subject to documentation, with the State of Maryland concerning its investigation of the issuance and underwriting of RMBS. The amount of the tentative settlement, which will be paid by RBS Financial Products Inc., is covered by an existing provision.

7. Post balance sheet events
Other than as disclosed there have been no other significant events between 30 September 2020 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

Presentation of information
NatWest Markets Plc ('NWM Plc') is a wholly-owned subsidiary of NatWest Group plc or 'the ultimate holding company'. The NatWest Markets Group ('NWM Group') comprises NWM Plc and its subsidiary and associated undertakings. The term 'NatWest Group' comprises NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NatWest Bank Plc' or 'NWB Plc' refers to National Westminster Bank Plc.

NWM Plc publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Western European corporate portfolio
In order to best serve its customers in an efficient manner and in light of Brexit planning, and consistent with its strategy, NWM Group expects that NatWest Group's Western European corporate portfolio, principally including term funding and revolving credit facilities, may remain in NatWest Bank Plc and not be transferred to NWM Group. Some or all of the portfolio already held in NWM Group may be transferred to NatWest Bank Plc.  The timing and quantum of such transfers is uncertain.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the NatWest Group's Q3 2020 Interim Management Statement and the NatWest Markets Group's results presented in this document, with differences primarily as follows:
●      NatWest Markets Group's results include its part of the Central items & other segment.
●      NatWest Group's Q3 2020 results reports the NatWest Markets segment excluding Central items & other.

Non-IFRS financial measures
As described in Note 1 on page 10, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●      Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on page 4. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●      Funded assets defined as total assets less derivative assets.
●      Management view of income by business, including separate itemisation of own credit adjustments, asset disposals/strategic risk reduction and income excluding asset disposals and own credit adjustments. Asset disposals/strategic risk reduction includes the costs of exiting positions and the impact of risk reduction transactions entered into as part of the optimisation of the entity's capital usage, following the strategic announcements of 14 February 2020. Own credit adjustments are applied to positions where it is believed that the counterparties would consider NWM Group's creditworthiness when pricing trades. The fair value of certain issued debt securities, including structured notes, is adjusted to reflect the changes in own credit spreads and the resulting gain or loss recognised in income.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Paul Pybus	NatWest Group Investor Relations	+44 (0) 7769161183

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group's future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NWM Plc's regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NWM Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM Group's actual results are discussed in NWM Plc's 2019 Annual Report and Accounts (ARA), NWM Plc's 2020 Registration Document, NWM Plc's Interim Results for Q1 2020 and NWM Plc's Interim Results for H1 2020 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2020

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary